FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: August 16, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1	Glencairn Gold Corporation Financial Statements and Notes for the Three Months Ended June 30, 2005

2	Interim Management’s Discussion and Analysis For the Three Months Ended June 30, 2005

3	Form 52-109FT2 – Certification of Interim Filings During Transition Period Executed by Chief Executive Officer

4	Form 52-109FT2 – Certification of Interim Filings During Transition Period Executed by Chief Financial Officer

EXHIBIT 1

Interim Report
Q2

June 30, 2005

Glencairn Gold Corporation
Interim Management’s Discussion and Analysis
June 30, 2005

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated interim financial statements and related notes thereto for the six months ended June 30, 2005 and 2004 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the audited consolidated financial statements for the years ended December 31, 2004 and 2003, and Managements’ Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold mining company that operates the Limon Mine in Nicaragua, and the Bellavista Mine in Costa Rica. Gold production from the Bellavista Mine is expected to reach commercial quantities in 2005. The Company owns exploration properties in Nicaragua and is exploring for gold on certain of these properties. The Company’s objective is to become a mid-tier gold producer through development of existing mines and acquisition of operating mines and advanced development projects.

Results of Operations

All reported sales and cost of sales to June 30, 2005 were derived from the Limon Mine. Sales and production costs from the Bellavista Mine in the period before commercial production is achieved are netted and capitalized as property, plant and equipment until the mine reaches commercial production.

Key Statistics

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

Gold ounces sold	9,657	12,119	21,892	22,555
Average spot gold price per ounce	$427	$393	$427	$401
Realized gold price per ounce	$429	$397	$428	$401
Cash operating costs per ounce sold	$347	$319	$319	$332
Total cash costs per ounce sold	$374	$341	$344	$355

Tonnes milled	76,647	83,747	162,874	163,535
Ore grade (grams per tonne)	4.8	4.5	4.9	4.8
Recovery (%)	82.5	81.8	82.7	84.5
Gold ounces produced	9,669	9,524	21,053	20,562
Cost per tonne milled	$46	$40	$41	$41

Three months ended June 30, 2005

Sales decreased by $663,000 or 14% in 2005, compared with 2004. In 2005, the Company sold 9,657 ounces of gold at an average realized price of $429 per ounce. Sales in 2004 were 12,119 ounces of gold at an average price of $397 per ounce. Decreased sales resulted from selling 2,462 ounces less in 2005 compared with 2004 as fewer ounces were available for sale. In 2005, 11,096 ounces were available for sale from inventory and production and the Company sold 9,657 ounces or 87% of the available for sale ounces. In 2004, 14,251 ounces were available for sale from inventory and production and the Company sold 12,229 ounces or 86% of the available for sale ounces.

Cost of sales decreased by $522,000 in 2005, compared with 2004. The volume of gold sold was 2,462 ounces less in 2005 than 2004 and this lower volume reduced cost of sales by $785,000. Higher prices for electricity, oil and steel increased cost of sales by $263,000. Cash operating costs per ounce sold increased during 2005 to $347 from $319 in 2004.

General and administrative expense decreased by $231,000 in 2005, or 23%, compared with 2004. The decrease resulted from reductions in capital tax of $181,000, investor relations expenses of $59,000 and travel expenses of $55,000, offset by an increase in listing fees of $76,000 due to the recent American Stock Exchange listing. Capital tax expense in 2004 included $74,000 related to the reassessment of 2002 and prior years’ capital taxes.

Stock option expense decreased by $17,000 or 23% in 2005 compared with 2004, as fewer options were granted in 2005.

Exploration expense decreased by $1,228,000 or 78% in 2005 compared with 2004. In Canada, there was no exploration on the Vogel Property in 2005, compared with $880,000 in 2004. The Vogel Property was sold in March 2005. In Nicaragua, exploration expense was $347,000 in 2005, compared with $695,000 in 2004.

Other expense was $305,000 in 2005. Interest and gains on the sales of assets totalled $226,000, foreign exchange loss was $433,000 and interest and finance fees were $98,000. The gains on sale of assets were realized from the sale of certain mineral properties at the Keystone Mine. Other expense in 2004 was $570,000 which consisted of interest income of $97,000 offset by a foreign exchange loss of $46,000, interest and finance fees of $3,000 and municipal taxes for the Keystone Mine of $618,000.

Six months ended June 30, 2005

Sales increased by $329,000 or 4% in 2005, compared with 2004. In 2005, the Company sold 21,892 ounces of gold at an average realized price of $428 per ounce. Sales in 2004 were 22,555 ounces of gold at an average price of $401 per ounce. Increased sales resulted from the 7% increase in realized prices per ounce despite the decrease in sales of 663 ounces.

Cost of sales decreased by $496,000 or 7% in 2005, compared with 2004. The volume of gold sold was 663 ounces lower in 2005 compared with 2004 and accounted for $220,000 of the decrease in cost of sales. Cost reductions resulting from more efficient operations accounted for the balance of $276,000. Cash operating costs per ounce sold decreased during 2005 to $319 from $332 in 2004.

Depreciation and depletion expense decreased by $331,000 in 2005, or 32%, compared with 2004. The decrease resulted from the increase in mineral reserves of the Limon Mine at December 31, 2004 compared with December 31, 2003. Depreciation and depletion are charged to earnings on a unit of production basis over estimated mineral reserves.

General and administrative expense decreased by $170,000 in 2005, or 8%, compared with 2004. The decrease resulted from reductions in capital tax of $243,000 and travel expenses of $55,000, offset by an increase in listing fees of $127,000 due to the recent American Stock Exchange listing. Capital tax expense in 2004 included $74,000 related to the reassessment of 2002 and prior years’ capital taxes.

Stock option expense decreased by $208,000 or 39% in 2005 compared with 2004, as fewer options were granted in 2005.

Exploration expense decreased by $1,445,000 or 62% in 2005 compared with 2004. In Canada, there was no exploration on the Vogel Property in 2005, compared with $1,256,000 in 2004. In Nicaragua, exploration expense was $896,000 in 2005, compared with $1,085,000 in 2004.

Other income was $427,000 in 2005. Interest and gains on the sales of assets totalled $1,437,000, foreign exchange loss was $902,000 and interest and finance fees were $108,000. The gains were realized from the sale of marketable securities, the Vogel Property and the mill and certain mineral properties at the Keystone Mine. Other expense in 2004 was $1,046,000 which consisted of interest income of $164,000 offset by a foreign exchange loss of $587,000, interest and finance fees of $5,000 and municipal taxes for the Keystone Mine of $618,000.

Cash Flows

Three months ended June 30, 2005

Operating activities generated $757,000 in 2005 but required $1,987,000 in 2004. The change was primarily due to the reduction of the net loss from 2004 to 2005 and the increase in the change in non-cash working capital from 2004 to 2005. The reduction in non-cash working capital generated $1,919,000 in 2005 and $533,000 in 2004.

Financing activities generated $3,564,000 in 2005 compared with $61,000 in 2004. In 2005, the net proceeds from the issue of long-term debt was $3,526,000 and the proceeds from the issue of common shares was $38,000. In 2004, the proceeds from the issue of common shares was $61,000. The common shares were issued upon the exercise of share options in 2005 and upon the exercise of warrants and agent’s options in 2004.

Investing activities used $7,245,000 in 2005. The purchase of property, plant and equipment of $9,725,000 (Bellavista Mine — $8,630,000, Limon Mine — $1,094,000 and Corporate – $1,000) was offset by the proceeds from the sale of assets of $2,480,000. In 2004, investing activities used $6,287,000 for the purchase of property, plant and equipment (Bellavista Mine — $5,247,000, Limon Mine — $1,034,000 and Corporate – $6,000).

Six months ended June 30, 2005

Operating activities generated $663,000 in 2005, compared with $2,204,000 used in 2004. The change was primarily due to the reduction of the net loss from 2004 to 2005 and the increase in the change in non-cash working capital from 2004 to 2005. The change in non-cash working capital generated $2,629,000 in 2005 and $2,252,000 in 2004.

Financing activities generated $3,905,000 in 2005 compared with $21,012,000 in 2004. In 2005, the net proceeds from the issue of long-term debt was $3,526,000 and the proceeds from the issue of common shares was $379,000. In 2004, the proceeds from the issue of common shares was $21,012,000. The common shares were issued upon the exercise of share options, warrants and agent’s options in 2005 and under a $20,488,000 prospectus financing and upon the exercise of warrants and agent’s options in 2004.

Investing activities used $14,352,000 in 2005. The purchase of property, plant and equipment of $16,829,000 (Bellavista Mine — $14,945,000, Limon Mine — $1,870,000 and Corporate – $14,000) and the increase in restricted cash of $100,000 was offset by the proceeds from the sale of assets of $2,577,000. The purchase of property, plant and equipment for the Bellavista Mine included $6,807,000 for production costs that were incurred prior to June 30, 2005. Until commercial production is achieved, production costs less gold sales at Bellavista are allocated to property, plant and equipment. In 2004, investing activities used $12,622,000 for the purchase of property, plant and equipment (Bellavista Mine — $10,685,000, Limon Mine — $1,891,000 and Corporate – $46,000).

Liquidity and Capital Resources

The Company expects commercial gold production from the Bellavista Mine to begin later in 2005 and gold sales for 2005, including ounces produced in the period prior to commercial production, to be 18,000 ounces or 5,000 ounces less than previously planned. Mining and stacking at Bellavista are on plan to date, however, gold production has been delayed due to leaching beginning later than planned, constraints encountered in placing stacked ore under leach and longer than expected leach times due to a coarser initial ore crush. Ultimate leaching recoveries are expected to remain unchanged. Management is reviewing ways to reduce the time required for leaching. The Company, as previously contemplated, is also considering temporarily suspending mining operations during parts of September and October when rainfall is typically at its heaviest, although gold leaching and gold recovery would continue uninterrupted.

The Company expects total gold sales from the Limon Mine to be 43,000 ounces for 2005 or 5,000 ounces less than previously indicated due to poor ground conditions and lower than planned ore grades. Gold production in 2006 is still expected to be over 100,000 ounces as the Bellavista Mine will be in commercial production for the whole year and the new Santa Pancha deposit will be in operation at the Limon Mine.

The Company had cash of $3,944,000 and working capital of $7,168,000 at June 30, 2005. On May 12, 2005, the Company entered into a loan agreement with RMB Australia Holdings Limited for a $6,000,000 secured facility to fund additional exploration, construction and development at its Limon and Bellavista Mines. At June 30, 2005, the Company had borrowed $4,000,000 under this agreement. In July 2005, an additional $2,000,000 was borrowed.

At June 30, 2005, the Company’s total investment in the Bellavista Mine was $44.3 million. This amount includes $6.2 million for property acquisition costs, $29.7 million for construction costs, $1.6 million for asset retirement costs and $6.8 million for pre-production costs. The total construction costs for the Bellavista Mine are expected to be $35 million. At June 30, 2005, approximately $5 million remains to be spent and most of this relates to the grinding mill which is planned to be built in 2006.

Cash on hand at June 30, 2005, the loan of $2 million in July and the cash flow from operations in 2005 and 2006 may not be sufficient to fund the Company’s needs. The Company may require approximately $2 million during the next twelve months due to the delay in production from the Bellavista Mine and lower production from the Limon Mine. The Company is reviewing its options with regard to funding.

Summary of Quarterly Results (in thousands except per share amounts)

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2003	2003	2004	2004	2004	2004	2005	2005
Sales	$4,483	$ 4,385	$ 4,245	$ 4,806	$ 5,323	$5,295	$5,237	$ 4,143
Net earnings (loss)	$ 684	$(1,181)	$(2,742)	($3,320)	$(2,209)	$ (323)	$ (226)	$(1,401)
Earnings (loss) per
share - basic and
diluted	$ 0.01	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.02)	$(0.00)	$(0.00)	$ (0.01)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures are as follows:

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

Statement of Operations (000's)
Cost of sales	$ 3,349	$ 3,871	$ 6,986	$ 7,482
Royalties and production taxes	263	266	548	517

Total	$ 3,612	$ 4,137	$ 7,534	7,999

Gold sales (ounces)	9,657	12,119	21,892	22,555

Cash operating cost per ounce[1]	$ 347	$ 319	$ 319	$ 332

Total cash cost per ounce[2]	$ 374	$ 341	$ 344	$ 355

1 Cost of sales divided by gold ounces sold
2 Cost of sales plus royalties and production taxes divided by gold ounces sold.

Outstanding Share Data

The following common shares and convertible securities were outstanding at August 5, 2005:

	Expiry	Exercise Price	Securities	Common Shares
Security	Date	(Cdn$)	Outstanding	on Exercise

Common shares				155,407,198
Warrants	Nov. 26, 2008	1.25	33,857,220	33,857,220
Agents options	Nov. 26, 2005	0.85	1,352,500	1,352,500
Share options	Aug. 10, 2005
	To
	Jul. 13, 2013	0.23 to 2.16	13,254,665	13,254,665

				203,871,583

FORWARD-LOOKING STATEMENTS: This management discussion contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

August 5, 2005

Glencairn Gold Corporation
Consolidated Statements of Operations
(unaudited)
(US Dollars and shares in thousands, except per share amounts)

		Three months ended		Six months ended
		June 30		June 30

	Note	2005	2004	2005	2004

Sales		$ 4,143	$ 4,806	$ 9,380	$ 9,051

Cost of sales		3,349	3,871	6,986	7,482
Royalties and production taxes		263	266	548	517
Depreciation and depletion		282	592	689	1,020
Accretion expense	8	61	67	121	135

		3,955	4,796	8,344	9,154

Earnings (loss) from mining
operations		188	10	1,036	(103)

Expenses and other income
General and administrative		765	996	1,863	2,033
Stock option expense	9, 10	171	188	329	537
Exploration		348	1,576	898	2,343
Other (income) expense	2	305	570	(427)	1,046

		1,589	3,330	2,663	5,959

Net loss		$ (1,401)	$ (3,320)	$ (1,627)	$ (6,062)

Loss per share - basic and diluted		$ (0.01)	$ (0.03)	$ (0.01)	$ (0.05)

Weighted average number of shares
outstanding		155,242	139,394	154,923	126,945

Glencairn Gold Corporation
Consolidated Statements of Deficit
(unaudited)
(US Dollars in thousands)

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

Balance, beginning of period	$ 10,298	$ 6,242	$ 10,072	$ 3,500
Net loss	1,401	3,320	1,627	6,062

Balance, end of period	$ 11,699	$ 9,562	$ 11,699	$ 9,562

Glencairn Gold Corporation
Consolidated Balance Sheets
(US Dollars in thousands)

		As at	As at
		June 30,	December 31,
	Note	2005	2004

Assets		(unaudited)	(audited)
Current
Cash and cash equivalents		$ 3,944	$ 13,728
Marketable securities		261	1
Accounts receivable and prepaids	3	2,299	3,950
Product inventory		602	941
Supplies inventory		5,578	5,943

		12,684	24,563
Note receivable		347	353
Deferred financing costs	4	704	-
Restricted cash	5	250	150
Property, plant and equipment	6	51,902	35,907

		$ 65,887	$ 60,973

Liabilities
Current
Accounts payable and accrued liabilities		$ 4,853	$ 4,483
Current portion of long-term debt	7	1,500	-
Current portion of asset retirement obligations	8	1,265	1,387

		7,618	5,870
Long-term debt	7	2,500	-
Asset retirement obligations	8	3,557	2,260

		13,675	8,130

Shareholders' Equity
Warrants	9	5,837	7,226
Agent's options	9	469	728
Contributed surplus	9	4,757	2,719
Common shares	9	52,848	52,242
Deficit		(11,699)	(10,072)

		52,212	52,843

		$ 65,887	$ 60,973

Contingencies	6

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
Consolidated Statements of Cash Flows
(unaudited)
(in thousands of US Dollars)

		Three months ended		Six months ended
		June 30		June 30

	Note	2005	2004	2005	2004

Operating activities
Net loss		$ (1,401)	$ (3,320)	$ (1,627)	$ (6,062)
Asset retirement obligations settled	8	(142)	(60)	(205)	(107)
Items not affecting cash:
Depreciation and depletion		282	592	689	1,020
Accretion expense	8	61	67	121	135
Stock options	9, 10	171	188	329	537
Gain on sale of marketable
securities	2	--	--	(14)	--
Gain on sale of property, plant and
equipment	2	(197)	--	(1,325)	--
Amortization of financing costs	4	59	--	59	--
Unrealized foreign exchange gain	5	13	7	21
Change in non-cash working capital	11	1,919	533	2,629	2,252

Cash generated by (used in)
operating activities		757	(1,987)	663	(2,204)

Financing activities
Deferred financing costs		(474)	--	(474)	--
Long term debt issued	7	4,000	--	4,000	--
Common shares issued	9	38	61	379	21,012

Cash generated by financing
activities		3,564	61	3,905	21,012

Investing activities
Proceeds from sale of marketable
securities		--	--	15	--
Increase in restricted cash	5	--	--	(100)	--
Purchase of property, plant and
equipment		(9,725)	(6,287)	(16,829)	(12,622)
Proceeds from sale of property,
and equipment		2,480	--	2,562	--

Cash used in investing activities		(7,245)	(6,287)	(14,352)	(12,622)

Decrease in cash and cash
equivalents		(2,924)	(8,213)	(9,784)	6,186
Cash and cash equivalents,
beginning of period		6,868	29,302	13,728	14,903

Cash and cash equivalents, end
of period		$ 3,944	$ 21,089	$ 3,944	$ 21,089

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

1.	BASIS OF PRESENTATION

Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining including exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua, and the Bellavista Mine in Costa Rica. Gold production from the Bellavista Mine is expected to reach commercial quantities in 2005. Until commercial production is achieved, gold sales less production costs of Bellavista are allocated to property, plant and equipment. The Company also owns the Keystone Mine, a depleted property in Canada, which is currently under reclamation. Cash on hand at June 30, 2005, a $2,000,000 additional loan drawn subsequently and cash flows in 2005 and 2006 may not be sufficient to fund the Company’s needs and it may require approximately $2,000,000 during the next twelve months. The Company is reviewing its options with respect to funding.

The unaudited consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2004. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.	OTHER (INCOME) EXPENSE

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

(in thousands)
Interest and other income	$ (29)	$ (97)	$ (98)	$ (164)
Gain on sale of marketable
securities	--	--	(14)	--
Gain on sale of property, plant
and equipment (Note 6)	(197)	--	(1,325)	--
Foreign exchange and other
expenses	433	46	902	587
Interest and finance fees	98	3	108	5
Municipal taxes for depleted site	--	618	--	618

	$ 305	$ 570	$ (427)	$ 1,046

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

3.	ACCOUNTS RECEIVABLE AND PREPAIDS

Accounts receivable and prepaids include advances and deposits of $463,000 (2004 — $2,213,000) made to suppliers of equipment and services for the Bellavista Mine. These advances and deposits will be charged to property, plant and equipment when the equipment is received and installed and the services are completed.

4.	DEFERRED FINANCING COSTS

On May 12, 2005, the Company entered into a facility agreement with RMB Australia Holdings Limited (“RMB”) (see note 7). The costs incurred in arranging the facility agreement included $288,000 for 2,994,720 share purchase warrants issued by the Company to RMB, an arrangement fee of $210,000 paid to RMB and other costs of $265,000. These costs have been deferred and will be charged to earnings over the term of the loan, which is 25 months.

	As at	As at
	June 30,	December 31,
	2005	2004

(in thousands)

Financing costs	$ 763	$ --
Accumulated amortization	(59)	--

	$ 704	$ --

5.	RESTRICTED CASH

The Company has placed a $250,000 (2004 — $150,000) deposit with a bank to secure a letter of guarantee issued by a bank to a Costa Rican government authority to ensure the Company’s future reclamation obligations are completed.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

6.	PROPERTY, PLANT AND EQUIPMENT

	As at	As at
	June 30,	December 31,
	2005	2004

(in thousands)

Producing property
Limon Mine, Nicaragua
Property, plant and equipment	$ 22,356	$ 20,486
Accumulated depreciation and depletion	(14,891)	(14,318)

	7,465	6,168

Development property
Bellavista Mine, Costa Rica	44,343	28,140

Development property held for sale (a)
Vogel Project, Canada	--	1,498

Corporate
Equipment	163	149
Accumulated depreciation	(69)	(48)

	94	101

Depleted property (b)
Keystone Mine, Canada
Property, plant and equipment	--	11,823
	--	(11,823)

Accumulated depreciation and depletion	--	--

	$ 51,902	$ 35,907

(a)	Vogel Project, Canada

On March 31, 2005, the Company sold the Vogel Project to Lake Shore Gold Corp. (“Lake Shore”) for $2,480,000 and 100,000 Lake Shore common shares valued at $65,000. The gain realized on the sale of the property was $1,046,000. Lake Shore will make a further cash payment to the Company of Cdn$500,000 if 600,000 ounces of gold are mined from the property or confirmed in a reserve or resource.

(b)	Keystone Mine, Canada

On January 28, 2005, the Company sold the mill at the Keystone Mine to Claude Resources Inc. (“Claude”) for $82,000. Under the terms of the sale, Claude will remove all equipment from the mill site and demolish and remove the mill buildings. The gain realized on the sale of equipment was $82,000.

On June 1, 2005, the Company sold certain mining leases and claims at the Keystone Mine to Seymour Exploration Corp. for $197,000. The gain realized on the sale of mineral properties was $197,000.

Certain mineral properties, which are not subject to reclamation, are being held for sale.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

7.	LONG-TERM DEBT

On May 12, 2005, the Company entered into a facility agreement with RMB Australia Holdings Limited that allows the Company to borrow up to $6,000,000. The facility is secured by a first charge on the Company’s assets. Interest on the facility is at the Libor rate plus 8%. The Company incurred costs of $763,000 in connection with arranging the facility agreement (see note 4).

At June 30, 2005, the Company had drawn down $4,000,000 from this facility (see note 13). The repayment terms are $500,000 on March 31, 2006, $1,000,000 on June 30, 2006, $1,000,000 on September 30, 2006, $1,000,000 on December 31, 2006 and $500,000 on March 31, 2007.

	As at	As at
	June 30,	December 31,
	2005	2004

(in thousands)

Long-term debt	$ 4,000	$ --
Current portion	(1,500)	--

	$ 2,500	$ --

8.	ASSET RETIREMENT OBLIGATIONS

	Three months ended June 30, 2005

	Limon	Bellavista	Keystone
	Mine	Mine	Mine	Total

Balance, beginning of period	$ 1,726	$ 316	$ 1,614	$ 3,656
Liabilities incurred	--	1,247	--	1,247
Liabilities settled	--	--	(142)	(142)
Accretion expense	30	5	26	61

Balance, end of period	1,756	1,568	1,498	4,822
Current portion	--	--	(1,265)	(1,265)

	$ 1,756	$ 1,568	$ 233	$ 3,557

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

	Three months ended June 30, 2004

	Limon	Bellavista	Keystone
	Mine	Mine	Mine	Total

Balance, beginning of period	$ 1,924	$ 104	$ 2,185	$ 4,213
Liabilities incurred	--	3	--	3
Liabilities settled	--	--	(60)	(60)
Accretion expense	33	--	34	67

Balance, end of period	1,957	107	2,159	4,223
Current portion	--	--	(958)	(958)

	$ 1,957	$ 107	$ 1,201	$ 3,265

	Six months ended June 30, 2005

	Limon	Bellavista	Keystone
	Mine	Mine	Mine	Total

Balance, beginning of period	$ 1,697	$ 300	$ 1,650	$ 3,647
Liabilities incurred	--	1,259	--	1,259
Liabilities settled	--	--	(205)	(205)
Accretion expense	59	9	53	121

Balance, end of period	1,756	1,568	1,498	4,822
Current portion	--	--	(1,265)	(1,265)

	$ 1,756	$ 1,568	$ 233	$ 3,557

	Six months ended June 30, 2004

	Limon	Bellavista	Keystone
	Mine	Mine	Mine	Total

Balance, beginning of period	$ 1,891	$ 15	$ 2,197	$ 4,103
Liabilities incurred	--	92	--	92
Liabilities settled	--	--	(107)	(107)
Accretion expense	66	--	69	135

Balance, end of period	1,957	107	2,159	4,223
Current portion	--	--	(958)	(958)

	$ 1,957	$ 107	$ 1,201	$ 3,265

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

9.	CAPITAL STOCK

i)	Warrants

A summary of the transactions in the warrants account in 2005 is as follows:

	Number of
	Warrants	Amount

(in thousands)

At December 31, 2004	42,226	$ 7,226
Issue of warrants	2,995	288
Exercise of warrants	(221)	(27)
Expiry of warrants	(11,454)	(1,709)
Exercise of agent's options	311	59

At June 30, 2005	33,857	$ 5,837

On May 12, 2005, the Company issued 2,994,720 common share purchase warrants to RMB Australia Holdings Limited in connection with a facility agreement (see note 7). Each common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The market value of each warrant at the time of issue was Cdn$0.11.

Warrants outstanding at June 30, 2005:

Number
Exercise	Outstanding at
Price	June 30, 2005	Expiry Date

(Cdn$)	(in thousands)

$1.25	33,857	November 26, 2008

ii)	Agent’s Options

A summary of the transactions in the agent’s options account in 2005 is as follows:

	Number of
	Agent's
	Options	Amount

(in thousands)

At December 31, 2004	1,975	$ 728
Exercise of agent's options	(622)	(259)

At June 30, 2005	1,353	$ 469

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

iii)	Contributed surplus

A summary of the transactions in the contributed surplus account in 2005 is as follows:

Amount

(in thousands)

At December 31, 2004	$ 2,719
Grant of stock options	329
Expiry of warrants	1,709

At June 30, 2005	$ 4,757

iv)	Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

A summary of the transactions in the common shares account in 2005 is as follows:

	Number of
	Common
	Shares	Amount

(in thousands)

At December 31, 2004	154,398	$ 52,242
Share options exercised	167	34
Warrants exercised	220	135
Agent's options exercised	622	432
Share issue costs	--	5

At June 30, 2005	155,407	$ 52,848

A summary of the share options transactions in 2005 is as follows:

		Weighted-
		Average
		Exercise
	Number of	Price
	Options	(Cdn$)

	(in thousands)

At December 31, 2004	12,485	$ 0.73
Exercised	(167)	0.25
Cancelled/Expired	(733)	0.96
Granted	1,670	0.45

At June 30, 2005	13,255	$ 0.69

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

Share options outstanding at June 30, 2005:

		Weighted-
		Average	Weighted-
	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise
Prices	June 30, 2005	Life	Price

(Cdn$)	(in thousands)	(in years)	(Cdn$)

$0.23 to $0.50	3,823	3.2	$0.41
$0.55 to $0.95	9,260	3.4	0.78
$1.17 to $2.16	172	1.0	1.84

$0.23 to $2.16	13,255	3.3	$0.69

Share options exercisable at June 30, 2005:

	Number	Weighted-
Exercise	Exercisable at	Average
Prices	June 30, 2005	Exercise Price

(Cdn$)	(in thousands)	(Cdn$

$0.23 to $0.50	3,814	$0.41
$0.55 to $0.95	9,060	0.78
$1.17 to $2.16	172	1.84

$0.23 to $2.16	13,046	$0.68

10.	STOCK-BASED COMPENSATION

The Company uses the fair value method of accounting and recognized stock option expense of $329,000 (2004 — $537,000) in the six months ended June 30, 2005 for its stock-based compensation plan

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.26%
Expected volatility:	60%
Dividend yield:	0%

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

(in thousands)

Accounts receivable and prepaids	$ 1,949	$ (110)	$ 1,651	$ (465)
Product inventory	(186)	499	243	830
Supplies inventory	559	(1,068)	365	(1,235)
Accounts payable and accrued
accrued liabilities	(403)	1,212	370	3,122

	$ 1,919	$ 533	$ 2,629	$ 2,252

Non-cash financing activities

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

(in thousands)

Deferred financing costs settled
by issue of warrants	$ 288	$ --	$ 288	$ --

Asset retirement obligations
incurred	$ 1,247	$ 3	$ 1,259	$ 92

Non-cash investing activities

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

(in thousands)

Marketable securities received as
proceeds from the sale of
property, plant and equipment	$ 197	$ --	$ 262	$ --

Asset retirement costs incurred	$ 1,247	$ 3	$ 1,259	$ 92

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

Operating activities included the following cash payments:

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

(in thousands)

Interest paid	$ 1	$ 3	$ 11	$ 5

12.	SEGMENT INFORMATION

The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica) and Corporate (Canada). In 2004, the Vogel Project and the Keystone Mine, which ceased operating in April 2000, were included in the Corporate segment. In 2005, the Vogel Project and certain assets of the Keystone Mine were sold (see note 5). The Company evaluates performance based on net earnings or loss. The Company’s segments are summarized in the table below.

(i)	Segment Statements of Operations (thousands of dollars)

	Three months ended June 30, 2005

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Sales	$ 4,143	$ --	$ --	$ 4,143

Cost of sales	3,349	--	--	3,349
Royalties and production taxes	263	--	--	263
Depreciation and depletion	272	--	10	282
Accretion expense	30	5	26	61

	3,914	5	36	3,955

Earnings (loss) from mining operations	229	(5)	(36)	188

Expenses and other income
General and administrative	--	--	765	765
Stock option expense	--	--	171	171
Exploration	347	--	1	348
Other (income) expense	311	--	(6)	305

	658	--	931	1,589

Net loss	$ (429)	$ (5)	$ (967)	$ (1,401)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

	Three months ended June 30, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Sales	$ 4,806	$ --	$ --	$ 4,806

Cost of sales	3,871	--	--	3,871
Royalties and production taxes	266	--	--	266
Depreciation and depletion	581	--	11	592
Accretion expense	33	--	34	67
	4,751	--	45	4,796

Earnings (loss) from mining operations	55	--	(45)	10

Expenses and other income
General and administrative	--	--	996	996
Stock option expense	--	--	188	188
Exploration	695	--	881	1,576
Other (income) expense	(445)	--	1,015	570

	250	--	3,080	3,330

Net loss	$ (195)	$ --	$ (3,125)	$ (3,320)

	Six months ended June 30, 2005

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Sales	$ 9,380	$ --	$ --	$ 9,380

Cost of sales	6,986	--	--	6,986
Royalties and production taxes	548	--	--	548
Depreciation and depletion	669	--	20	689
Accretion expense	59	9	53	121

	8,262	9	73	8,344

Earnings (loss) from mining operations	1,118	(9)	(73)	1,036

Expenses and other income
General and administrative	--	--	1,863	1,863
Stock option expense	--	--	329	329
Exploration	896	--	2	898
Other (income) expense	677	--	(1,104)	(427)

	1,573	--	1,090	2,663

Net loss	$ (455)	$ (9)	$ (1,163)	$ (1,627)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

	Six months ended June 30, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Sales	$ 9,051	$ --	$ --	$ 9,051

Cost of sales	7,482	--	--	7,482
Royalties and production taxes	517	--	--	517
Depreciation and depletion	999	--	21	1,020
Accretion expense	66	--	69	135

	9,064	--	90	9,154

Loss from mining operations	(13)	--	(90)	(103)

Expenses and other income
General and administrative	--	--	2,033	2,033
Stock option expense	--	--	537	537
Exploration	1,085	--	1,258	2,343
Other (income) expense	(102)	--	1,148	1,046

	983	--	4,976	5,959

Net loss	$ (996)	$ --	$ (5,066)	$ (6,062)

        The Company’s gold production is currently refined in Canada. Gold sales attributed to Nicaragua above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large numbers of potential customers world wide, future sales may not be limited to these customers.

(ii)	Segment Balance Sheets (thousands of dollars)

	As at June 30, 2005

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Cash and cash equivalents	$ 422	$ 233	$ 3,289	$ 3,944
Other current assets	7,544	526	670	8,740
Property, plant and equipment	7,465	44,343	94	51,902
Other non-current assets	--	250	1,051	1,301

Total assets	$ 15,431	$ 45,352	$ 5,104	$ 65,887

	As at December 31, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Cash and cash equivalents	$ 2,072	$ 761	$ 10,895	$ 13,728
Other current assets	8,351	2,354	130	10,835
Property, plant and equipment	6,168	28,140	1,599	35,907
Other non-current assets	--	150	353	503

Total assets	$ 16,591	$ 31,405	$ 12,977	$ 60,973

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

Three months ended June 30, 2005

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Capital expenditures	$ 1,094	$ 8,630	$ 1	$ 9,725

Three months ended June 30, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Capital expenditures	$ 1,034	$ 5,247	$ 6	$ 6,287

Six months ended June 30, 2005

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Capital expenditures	$ 1,870	$ 14,945	$ 14	$ 16,829

Six months ended June 30, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Capital expenditures	$ 1,891	$ 10,685	$ 46	$ 12,622

13.	SUBSEQUENT EVENT

On July 20, 2005, the Company drew down $2,000,000 from the facility with RMB Australia Holdings Limited (see note 7). The Company has drawn down a total $6,000,000 from the facility.

CORPORATE INFORMATION

Head Office	Listing

500 - 6 Adelaide St. East	Toronto Stock Exchange (TSX)
Toronto, Ontario	Stock Symbol: GGG
M5C 1H6	Warrant Symbol: GGG.wt
Phone 416-860-0919
Fax 416-367-0182	American Stock Exchange (AMEX)
Email info@glencairngold.com	Stock Symbol: GLE

Kerry J. Knoll	Transfer Agent
President and Chief Executive Officer
Ian J. McDonald	Equity Transfer Services Inc. 420-120 Adelaide St. West
Chairman	Toronto, Ontario
M5H 4G3
T. Derek Price	Phone 416-361-0930
Vice-President Finance and Chief Financial Officer	Fax 416-361-0470

Kevin Drover
Chief Operating Officer

Jim Borland
Director Investor Relations

EXHIBIT 2

Glencairn Gold Corporation
Interim Management’s Discussion and Analysis
June 30, 2005

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated interim financial statements and related notes thereto for the six months ended June 30, 2005 and 2004 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the audited consolidated financial statements for the years ended December 31, 2004 and 2003, and Managements’ Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold mining company that operates the Limon Mine in Nicaragua, and the Bellavista Mine in Costa Rica. Gold production from the Bellavista Mine is expected to reach commercial quantities in 2005. The Company owns exploration properties in Nicaragua and is exploring for gold on certain of these properties. The Company’s objective is to become a mid-tier gold producer through development of existing mines and acquisition of operating mines and advanced development projects.

Results of Operations

All reported sales and cost of sales to June 30, 2005 were derived from the Limon Mine. Sales and production costs from the Bellavista Mine in the period before commercial production is achieved are netted and capitalized as property, plant and equipment until the mine reaches commercial production.

Key Statistics

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

Gold ounces sold	9,657	12,119	21,892	22,555
Average spot gold price per ounce	$427	$393	$427	$401
Realized gold price per ounce	$429	$397	$428	$401
Cash operating costs per ounce sold	$347	$319	$319	$332
Total cash costs per ounce sold	$374	$341	$344	$355

Tonnes milled	76,647	83,747	162,874	163,535
Ore grade (grams per tonne)	4.8	4.5	4.9	4.8
Recovery (%)	82.5	81.8	82.7	84.5
Gold ounces produced	9,669	9,524	21,053	20,562
Cost per tonne milled	$46	$40	$41	$41

Three months ended June 30, 2005

Sales decreased by $663,000 or 14% in 2005, compared with 2004. In 2005, the Company sold 9,657 ounces of gold at an average realized price of $429 per ounce. Sales in 2004 were 12,119 ounces of gold at an average price of $397 per ounce. Decreased sales resulted from selling 2,462 ounces less in 2005 compared with 2004 as fewer ounces were available for sale. In 2005, 11,096 ounces were available for sale from inventory and production and the Company sold 9,657 ounces or 87% of the available for sale ounces. In 2004, 14,251 ounces were available for sale from inventory and production and the Company sold 12,229 ounces or 86% of the available for sale ounces.

Cost of sales decreased by $522,000 in 2005, compared with 2004. The volume of gold sold was 2,462 ounces less in 2005 than 2004 and this lower volume reduced cost of sales by $785,000. Higher prices for electricity, oil and steel increased cost of sales by $263,000. Cash operating costs per ounce sold increased during 2005 to $347 from $319 in 2004.

General and administrative expense decreased by $231,000 in 2005, or 23%, compared with 2004. The decrease resulted from reductions in capital tax of $181,000, investor relations expenses of $59,000 and travel expenses of $55,000, offset by an increase in listing fees of $76,000 due to the recent American Stock Exchange listing. Capital tax expense in 2004 included $74,000 related to the reassessment of 2002 and prior years’ capital taxes.

Stock option expense decreased by $17,000 or 23% in 2005 compared with 2004, as fewer options were granted in 2005.

Exploration expense decreased by $1,228,000 or 78% in 2005 compared with 2004. In Canada, there was no exploration on the Vogel Property in 2005, compared with $880,000 in 2004. The Vogel Property was sold in March 2005. In Nicaragua, exploration expense was $347,000 in 2005, compared with $695,000 in 2004.

Other expense was $305,000 in 2005. Interest and gains on the sales of assets totalled $226,000, foreign exchange loss was $433,000 and interest and finance fees were $98,000. The gains on sale of assets were realized from the sale of certain mineral properties at the Keystone Mine. Other expense in 2004 was $570,000 which consisted of interest income of $97,000 offset by a foreign exchange loss of $46,000, interest and finance fees of $3,000 and municipal taxes for the Keystone Mine of $618,000.

Six months ended June 30, 2005

Sales increased by $329,000 or 4% in 2005, compared with 2004. In 2005, the Company sold 21,892 ounces of gold at an average realized price of $428 per ounce. Sales in 2004 were 22,555 ounces of gold at an average price of $401 per ounce. Increased sales resulted from the 7% increase in realized prices per ounce despite the decrease in sales of 663 ounces.

Cost of sales decreased by $496,000 or 7% in 2005, compared with 2004. The volume of gold sold was 663 ounces lower in 2005 compared with 2004 and accounted for $220,000 of the decrease in cost of sales. Cost reductions resulting from more efficient operations accounted for the balance of $276,000. Cash operating costs per ounce sold decreased during 2005 to $319 from $332 in 2004.

Depreciation and depletion expense decreased by $331,000 in 2005, or 32%, compared with 2004. The decrease resulted from the increase in mineral reserves of the Limon Mine at December 31, 2004 compared with December 31, 2003. Depreciation and depletion are charged to earnings on a unit of production basis over estimated mineral reserves.

General and administrative expense decreased by $170,000 in 2005, or 8%, compared with 2004. The decrease resulted from reductions in capital tax of $243,000 and travel expenses of $55,000, offset by an increase in listing fees of $127,000 due to the recent American Stock Exchange listing. Capital tax expense in 2004 included $74,000 related to the reassessment of 2002 and prior years’ capital taxes.

Stock option expense decreased by $208,000 or 39% in 2005 compared with 2004, as fewer options were granted in 2005.

Exploration expense decreased by $1,445,000 or 62% in 2005 compared with 2004. In Canada, there was no exploration on the Vogel Property in 2005, compared with $1,256,000 in 2004. In Nicaragua, exploration expense was $896,000 in 2005, compared with $1,085,000 in 2004.

Other income was $427,000 in 2005. Interest and gains on the sales of assets totalled $1,437,000, foreign exchange loss was $902,000 and interest and finance fees were $108,000. The gains were realized from the sale of marketable securities, the Vogel Property and the mill and certain mineral properties at the Keystone Mine. Other expense in 2004 was $1,046,000 which consisted of interest income of $164,000 offset by a foreign exchange loss of $587,000, interest and finance fees of $5,000 and municipal taxes for the Keystone Mine of $618,000.

Cash Flows

Three months ended June 30, 2005

Operating activities generated $757,000 in 2005 but required $1,987,000 in 2004. The change was primarily due to the reduction of the net loss from 2004 to 2005 and the increase in the change in non-cash working capital from 2004 to 2005. The reduction in non-cash working capital generated $1,919,000 in 2005 and $533,000 in 2004.

Financing activities generated $3,564,000 in 2005 compared with $61,000 in 2004. In 2005, the net proceeds from the issue of long-term debt was $3,526,000 and the proceeds from the issue of common shares was $38,000. In 2004, the proceeds from the issue of common shares was $61,000. The common shares were issued upon the exercise of share options in 2005 and upon the exercise of warrants and agent’s options in 2004.

Investing activities used $7,245,000 in 2005. The purchase of property, plant and equipment of $9,725,000 (Bellavista Mine — $8,630,000, Limon Mine — $1,094,000 and Corporate – $1,000) was offset by the proceeds from the sale of assets of $2,480,000. In 2004, investing activities used $6,287,000 for the purchase of property, plant and equipment (Bellavista Mine — $5,247,000, Limon Mine — $1,034,000 and Corporate – $6,000).

Six months ended June 30, 2005

Operating activities generated $663,000 in 2005, compared with $2,204,000 used in 2004. . The change was primarily due to the reduction of the net loss from 2004 to 2005 and the increase in the change in non-cash working capital from 2004 to 2005. The change in non-cash working capital generated $2,629,000 in 2005 and $2,252,000 in 2004.

Financing activities generated $3,905,000 in 2005 compared with $21,012,000 in 2004. In 2005, the net proceeds from the issue of long-term debt was $3,526,000 and the proceeds from the issue of common shares was $379,000. In 2004, the proceeds from the issue of common shares was $21,012,000. The common shares were issued upon the exercise of share options, warrants and agent’s options in 2005 and under a $20,488,000 prospectus financing and upon the exercise of warrants and agent’s options in 2004.

Investing activities used $14,352,000 in 2005. The purchase of property, plant and equipment of $16,829,000 (Bellavista Mine — $14,945,000, Limon Mine — $1,870,000 and Corporate – $14,000) and the increase in restricted cash of $100,000 was offset by the proceeds from the sale of assets of $2,577,000. The purchase of property, plant and equipment for the Bellavista Mine included $6,807,000 for production costs that were incurred prior to June 30, 2005. Until commercial production is achieved, production costs less gold sales at Bellavista are allocated to property, plant and equipment. In 2004, investing activities used $12,622,000 for the purchase of property, plant and equipment (Bellavista Mine — $10,685,000, Limon Mine — $1,891,000 and Corporate – $46,000).

Liquidity and Capital Resources

The Company expects commercial gold production from the Bellavista Mine to begin later in 2005 and gold sales for 2005, including ounces produced in the period prior to commercial production, to be 18,000 ounces or 5,000 ounces less than previously planned. Mining and stacking at Bellavista are on plan to date, however, gold production has been delayed due to leaching beginning later than planned, constraints encountered in placing stacked ore under leach and longer than expected leach times due to a coarser initial ore crush. Ultimate leaching recoveries are expected to remain unchanged. Management is reviewing ways to reduce the time required for leaching. The Company, as previously contemplated, is also considering temporarily suspending mining operations during parts of September and October when rainfall is typically at its heaviest, although gold leaching and gold recovery would continue uninterrupted.

The Company expects total gold sales from the Limon Mine to be 43,000 ounces for 2005 or 5,000 ounces less than previously indicated due to poor ground conditions and lower than planned ore grades. Gold production in 2006 is still expected to be over 100,000 ounces as the Bellavista Mine will be in commercial production for the whole year and the new Santa Pancha deposit will be in operation at the Limon Mine.

The Company had cash of $3,944,000 and working capital of $7,168,000 at June 30, 2005. On May 12, 2005, the Company entered into a loan agreement with RMB Australia Holdings Limited for a $6,000,000 secured facility to fund additional exploration, construction and development at its Limon and Bellavista Mines. At June 30, 2005, the Company had borrowed $4,000,000 under this agreement. In July 2005, an additional $2,000,000 was borrowed.

At June 30, 2005, the Company’s total investment in the Bellavista Mine was $44.3 million. This amount includes $6.2 million for property acquisition costs, $29.7 million for construction costs, $1.6 million for asset retirement costs and $6.8 million for pre-production costs. The total construction costs for the Bellavista Mine are expected to be $35 million. At June 30, 2005, approximately $5 million remains to be spent and most of this relates to the grinding mill which is planned to be built in 2006.

Cash on hand at June 30, 2005, the loan of $2 million in July and the cash flow from operations in 2005 and 2006 may not be sufficient to fund the Company’s needs. The Company may require approximately $2 million during the next twelve months due to the delay in production from the Bellavista Mine and lower production from the Limon Mine. The Company is reviewing its options with regard to funding.

Summary of Quarterly Results (in thousands except per share amounts)

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2003	2003	2004	2004	2004	2004	2005	2005
Sales	$4,483	$ 4,385	$ 4,245	$ 4,806	$ 5,323	$5,295	$5,237	$ 4,143
Net earnings (loss)	$ 684	$(1,181)	$(2,742)	($3,320)	$(2,209)	$ (323)	$ (226)	$(1,401)
Earnings (loss) per
share - basic and
diluted	$ 0.01	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.02)	$(0.00)	$(0.00)	$ (0.01)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures are as follows:

	Three months ended		Six months ended
	June 30		June 30

	2005	2004	2005	2004

Statement of Operations (000's)
Cost of sales	$ 3,349	$ 3,871	$ 6,986	$ 7,482
Royalties and production taxes	263	266	548	517

Total	$ 3,612	$ 4,137	$ 7,534	7,999

Gold sales (ounces)	9,657	12,119	21,892	22,555

Cash operating cost per ounce[1]	$ 347	$ 319	$ 319	$ 332

Total cash cost per ounce[2]	$ 374	$ 341	$ 344	$ 355

1 Cost of sales divided by gold ounces sold
2 Cost of sales plus royalties and production taxes divided by gold ounces sold.

Outstanding Share Data

The following common shares and convertible securities were outstanding at August 5, 2005:

	Expiry	Exercise Price	Securities	Common Shares
Security	Date	(Cdn$)	Outstanding	on Exercise

Common shares				155,407,198
Warrants	Nov. 26, 2008	1.25	33,857,220	33,857,220
Agents options	Nov. 26, 2005	0.85	1,352,500	1,352,500
Share options	Aug. 10, 2005
	To
	Jul. 13, 2013	0.23 to 2.16	13,254,665	13,254,665

				203,871,583

FORWARD-LOOKING STATEMENTS: This management discussion contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

August 5, 2005

EXHIBIT 3

Form 52-109FT2

Certification of Interim Filings During Transition Period

I, Kerry J. Knoll, President and CEO of Glencairn Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ended June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   August 10, 2005

Signed: “Kerry J. Knoll”

Kerry J. Knoll
President and CEO, Glencairn Gold Corporation

EXHIBIT 4

Form 52-109FT2

Certification of Interim Filings During Transition Period

I, Derek Price, Vice President, Finance and CFO of Glencairn Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ended June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   August 10, 2005

Signed: “Derek Price”

Derek Price
Vice President, Finance and CFO, Glencairn Gold Corporation